Exhibit 1
                                 TIMOTHY GOLLIN

                                   910 Travis
                                   Suite 2150
                                Houston TX 77002
                                  713 218 7700


October 25, 2000

Mr. A. John Knapp
910 Travis
Suite 2205
Houston TX 77002

Dear John:

In accordance with our discussions, you have agreed to advance Travis Street Partners LLC up to $266,400 on my behalf on a non-recourse basis which in total would represent a full funding of my 13.32% interest. The first advance anticipated to be required is $133,200.

We agree as follows:

           1. Until you receive full return of your principal investment plus interest at 8% per annum compounded monthly, you will be entitled to 100% of the distributions made pro rata to the proportion of my interest in the Series A equity which you have funded.
           2. After you receive all monies due under paragraph 1 in full and until you have received a payout of 4x your original investment (including interest), you will be entitled to 50% of the distributions made pro rata to the proportion of my interest in the Series A equity which you have funded.
           3. After you have received a payout of 4x your original investment (including interest), you will be entitled to one-third of the distributions made pro rata to the proportion of my interest in the Series A equity which you have funded.
           4. I may elect to ask you to fund any percentage of my 13.32% interest. The funding required to subscribe for 100% of this interest is currently expected to be $266,400 but could be higher or lower depending on final deal structure.
           5. I reserve the right to reimburse you for one third of the amount you fund, for cash, within 60 days of funding, with interest at 12% per annum since the date of your funding, provided that this occurs prior to 10 December 2000, and to reduce your interest pro rata accordingly.
           6. It is anticipated that approximately $75,000 of fees relating to organization and management of Travis Street Partners LLC will be paid directly to me. This initial payment will be made to me personally and will not be part of a distribution to my interest in the Series A Shares. Your


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                               distributions will include any distributions
                               which are made to the Series A, including management fees.



As an illustration, assuming:

                  -        the deal is completed in twelve months

                  - the aggregate amount of the Series A equity is $2 million

                  -        my 13.32% share of the Series A equity is $266,400

                  -        you have invested $133,200 on my behalf (i.e.
                           underwritten half of my equity), and

                  - the total amount distributable to the Series A equity will be $20 million,

then my total pro rata return would be $2,664,000 and the pro rata return to your $133,200 investment would be $1,332,000. Thus, your returns would be as follows:

                  - From the $1,332,000 you would first receive your investment of $133,200

                  - Second, you would receive interest on that investment of 0.75% per month compounded for a total of approximately 8.3% or $11,056.

                  - After the first two distributions, a balance of $1,181,907 would remain.

                  - In order to reach a 4x payout, you will need to receive a total of $577,022 (representing $133,200 initially invested plus $11,056 of interest, in aggregate times 4). Therefore, you would receive 50% of the next $865,533, or $432,767.

                  - The balance remaining to be divided would be $322,211. Of this remainder, you would receive one-third or $107,404 and I would receive two thirds or $214,808.

                  - In this specific case, your aggregate return including return of capital would be $684,426 or better than 5x investment.

If the above terms accurately reflect our agreement, please sign below and return the original document to me for my records. I appreciate your assistance and your support.


Very truly yours,

/s/ Timothy Gollin

Timothy Gollin


AGREED AND ACCEPTED:


By:       /s/ A. John Knapp
          ---------------------------------
          A. John Knapp


Date:     ________________________________________



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